Exhibit 99.1

                    301 East Fourth Street
                    Cincinnati, OH 45202
                    AFGinc.com

July 6, 2016

Special Committee of the Board of Directors
National Interstate Corporation
3250 Interstate Drive
Richfield, Ohio 44286
Attn:  Norman L. Rosenthal, Chairman of the Special Committee

Dear Norman:

American Financial Group, Inc. (“AFG” or “we”) is pleased to provide the special committee (the “Special Committee”) of the Board of Directors of National Interstate Corporation (“National Interstate”) with its further increased offer for its wholly-owned subsidiary, Great American Insurance Company (“GAIC”), to acquire all of the outstanding common shares of National Interstate that are not currently owned by GAIC at a purchase price of $32.00 per share in cash.  This represents our best and final offer, and we will offer no further increases from this price.  This is a full and fair price offer that will provide upfront liquidity to, and for the benefit of, National Interstate’s shareholders.  As previously communicated, the proposed transaction will not be subject to a financing condition.

The $32.00 per share price represents a 41.5% premium over National Interstate’s unaffected share closing price on March 4, 2016, the last trading day prior to public announcement of our proposal, and a 6.5% premium over yesterday’s closing price.  The $32.00 per share price is a 1.8x multiple of National Interstate’s book value per share excluding unrealized gains on fixed maturities as of March 31, 2016, and a 27.6x multiple of National Interstate’s 2015 diluted net income from operations per share.  We have raised our offer price $2.00 per share since our initial proposal, which represents aggregate additional consideration of approximately $20 million that will be paid to National Interstate shareholders other than GAIC.

Our proposed transaction remains subject to the condition that it be approved by a majority of the Special Committee.  When the Special Committee approves the transaction, shareholders holding a majority of the shares of National Interstate not owned by AFG or its affiliates will have the ability to approve the transaction for the benefit of National Interstate’s shareholders.  We are confident based on our discussions with National Interstate’s shareholders that such approval will be obtained.

We will be filing this letter with the Securities and Exchange Commission as an exhibit to a Schedule 13D amendment, and we are also issuing a press release before the market opens today containing this letter.

This proposal is non-binding and no agreement, arrangement or understanding between the parties will be created until such time as definitive documentation has been executed and delivered by GAIC and all other appropriate parties and the agreement, arrangement or understanding has been approved by AFG and GAIC’s boards of directors.

We look forward to working with the Special Committee and its advisors to announce a transaction expeditiously.

Sincerely,

By:	/s/ Carl H. Lindner III
Carl H. Lindner III
Co-Chief Executive Officer